Exhibit (a)(5)(C)

Note:	The following is an un-official English translation of the Hebrew Cover Page of the Offer to Purchase that was published in Israel pursuant to Israeli law. The original Cover Page, written in Hebrew, is the exclusive legally binding version and the Offerors (as defined below) assume no liability for any of the statements or representations made in this translation.

[FORM OF MIFRAT]

Boaz Dotan, Eli Gelman,	Retalix Ltd. (the "Company")
Nehemia Lemelbaum,
Avinoam Naor, Mario Segal
and M.R.S.G. (1999) Ltd.
(collectively the "Offerors")

In accordance with the Companies Law, 5759-1999 and the Securities Regulations (Purchase Offer), 5760-2000 (the “Purchase Offer Regulations”), following is a:

Schedule (‘MIFRAT’) of an Ordinary Tender Offer to Purchase by the Offerors, of

up to 1,550,000 ordinary shares of NIS 1.00 par value each of the Company (the “Maximum Amount of Shares”), held by the Company’s shareholders (the “Offerees”), representing as of October 19, 2009 approximately 7.6% of the Company’s issued and outstanding share capital and approximately 7.6% of its voting rights1 (the “Shares”) at the price of US $9.10 per share, subject to withholding taxes at source and without interest, in accordance with the terms detailed in this Schedule.

The Company’s shares are listed both on the Tel Aviv Stock Exchange Ltd. (the “TASE”) and on the Nasdaq Global Select Market in the United States (“Nasdaq”). This Offer to Purchase is, therefore, subject to both Israeli and U.S. law, and in accordance with an exemption granted to the Offerors by the Israeli Securities Authority, this Schedule (with the exception of this cover statement) is identical to the Offer to Purchase in English (“Offer to Purchase”) that is being simultaneously published by the Offerors in the United States, and includes additional details that are not required by the Tender Offer Regulations.

As of October 21, 2009, the Offerors hold collectively 622,843 shares of the Company, representing approximately 3.05% of the Company’s issued and outstanding share capital and approximately 3.05% of its voting rights2.

The Offer to Purchase is part of a series of transactions, which are conditioned upon each other and upon which, assuming their consummation, the Offerees will hold shares representing 20% of the Company’s issued and outstanding share capital (and warrants to purchase additional 1,250,000 Ordinary Shares of the Company). It is hereby clarified, that according to the private placement agreement part of the series of transactions, the Company has undertaken to issue to the Offerors such number of Ordinary Shares such that, following the Offer to Purchase, the Offerors will hold shares representing 20% of the Company’s issued and outstanding share capital, whether or not the Offer to Purchase will be fully accepted. Therefore, our purchase of a greater number of shares pursuant to the Offer to Purchase will reduce the number of shares that that the Company will be required to issue to the Offerors in the private placement.

1 The holdings percentage is calculated based on the Company’s issued and outstanding share capital as of October 19, 2009, in the amount of 20,406,363 ordinary shares, and prior to the consummation of the transactions under the private placement agreement detailed herein.

2 See footnote 1 above.

The series of transactions includes a Shareholders Agreement with Ronex Holdings, Limited Partnership (“Ronex”), the purchase of shares from the Company’s founders (Mr. Barry Shaked and Mr. Brian Cooper) by the Offerors and Ronex and a private placement by the Company to the Offerors. The aforesaid constitutes only a summary of the series of transactions. For further details please review the Offer to Purchase attached to this cover statement and submitted in English, and each Offeree considering the acceptance of the Offer is required to review the full information in the binding English version of the Offer to Purchase attached to this cover statement.

—	A Shareholder of the Company who holds shares through a TASE member, that is interested in accepting the Offer, is required to do so via the TASE member by whom his securities deposits are managed, and the TASE member will notify the Israeli Depositary (as defined below) as specified in Section 3 of the Schedule.

—	A Shareholder of the Company who is listed as a shareholder in the Shareholders Register maintained by the Company in Israel (“Listed Holder”), who is interested in accepting the Offer, is required to do so via Clal Finance Batucha Investment Management Ltd. (the “Israeli Depositary”), at its offices at Rubinstein House 37 Menachem Begin Road Tel Aviv 65220, Israel, as specified in Section 3 of the Schedule. Additional details regarding the manner and business hours to contact the Israeli Depositary appear on the last page of the Schedule.

—	A Shareholder of the Company who is neither a Listed Holder, nor holds shares via a TASE member, and who is interested in accepting the Offer, is required to do so via the U.S. Depositary, as specified in Section 3 of the Schedule.

The results of the Offer to Purchase as specified in Section 1 of the Schedule, shall be determined by taking into consideration the aggregate amount of shares included in the acceptance notices specified in Section 3 of the Schedule, to be delivered to the Offerors by the Offerees both in Israel and in the U.S., via the Depositaries in Israel and in the U.S.

In the event that the aggregate number of shares in respect of which acceptance notices have been delivered is greater than the Maximum Amount of Shares, the Offerors will purchase from each Offeree who delivered an acceptance notice a pro rate portion of the shares included in its notice, in accordance with the ratio between the Maximum Amount of Shares that the Offerees have undertaken to purchase, as stated above, and the amount of shares in respect of which acceptance notices have been accepted in accordance with this Schedule (including in the U.S.).

As specified in Section 11 of the Schedule, upon the occurrence of certain circumstances, the Offerors may withdraw from the Offer, until the Completion Date (as defined hereinafter), in which case they shall report such withdrawal from the Offer to the Israeli Securities Authority and to the TASE and shall publish within two business days thereafter a notice regarding the withdrawal from the Offer and the circumstances thereof in two daily newspapers having a mass circulation and published in Israel in Hebrew. See Section 11 of the Schedule regarding the conditions for the Offerors’ undertaking to purchase the Shares in the Offer to Purchase.

The last date up to which Acceptance Notices to the Offer may be delivered, is November 19, 2009, at 7:00, Israel time (the “Completion Date”).

It is hereby clarified that the aforesaid constitutes only a summary of the full terms of the Offer to Purchase, which is being submitted in English, and that each Offeree considering the acceptance of the Offer is required to review the full information in the binding version of the Offer to Purchase attached to this cover statement.

Schedule Date: October 21, 2009

2